UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

EVCI Career Colleges Holding Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26926P100
(CUSIP Number)

ComVest Investment Partners III, L.P.
One North Clematis Street, Suite 300
West Palm Beach, Florida 33401
(561) 868-6074
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Alan I. Annex, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26926P100

1	NAME OF REPORTING PERSON

ComVest Investment Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER Of	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		9,412,673
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		9,412,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,412,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.30%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 26926P100

1	NAME OF REPORTING PERSON

ComVest III Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER Of	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		9,412,673
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		9,412,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,412,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.30%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 26926P100

1	NAME OF REPORTING PERSON

Michael S. Falk
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

		0
NUMBER Of	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		9,412,673
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		9,412,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,412,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.30%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 26926P100

1	NAME OF REPORTING PERSON

Robert L. Priddy
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

		0
NUMBER Of	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		9,412,673
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		9,412,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,412,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.30%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 2 amends Items 4, 5 and 6 of the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on May 29, 2007 (together, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of EVCI Career Colleges Holding Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Van Der Donck Street, 2nd Floor, Yonkers, New York 10701. Unless specifically amended in this Amendment, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

The following paragraphs amend and supplement the disclosure contained under Item 4 in the Schedule 13D:

On December 31, 2007, the Issuer and its subsidiaries entered into definitive agreements with ComVest Investment Partners III, L.P. (“ComVest”) to provide (i) the Issuer with $700,000 in additional term loan financing and (ii) the Issuer’s wholly-owned subsidiaries, Technical Career Institutes, Inc. (“TCI”) and Pennsylvania School of Business, Inc. (“PSB”), with an aggregate of up to $2,850,000 of revolving loans. In connection therewith, pursuant to the Loan Agreement, dated December 31, 2007, between ComVest and the Issuer (the “Loan Agreement”), the Issuer has agreed to increase the size of its board of directors from seven to eleven members and use its best efforts to fill vacancies created thereby with individuals acceptable to ComVest and the Issuer who are independent and unaffiliated with ComVest and the Issuer. A copy of the Loan Agreement is incorporated herein by reference as Exhibit 1 and the description herein of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement.

In connection with the revolving loans, pursuant to the Revolving Credit Agreement, dated December 31, 2007, among ComVest, TCI and PSB (the “Credit Agreement”), TCI and PSB have agreed that if a definitive agreement for the sale of TCI and PSB is not in effect on April 1, 2008, TCI and PSB shall retain an investment banker, reasonably satisfactory to ComVest, to conduct a process for the sale of TCI and PSB. ComVest has the right to waive this requirement. A copy of the Credit Agreement is incorporated herein by reference as Exhibit 2 and the description herein of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement.

Item 5.	Interest in Securities of the Issuer

The response to Item 5(a) is hereby amended and restated to reflect a reverse stock split effected by the issuer on August 28, 2007, as follows:

(a) As a result of the closing of the transactions contemplated by the Purchase Agreement, and after giving effect to the subsequent reverse stock split, ComVest beneficially owns (excluding shares issuable upon conversion of the Note) 9,412,673 shares of Common Stock of the Issuer, representing 68.30% of the Common Stock (assuming receipt of the Regulatory Approvals). If the Note is not repaid by May 23, 2008, the Note shall be convertible at the sole option of ComVest, at an initial conversion price of $1.80 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. ComVest shall be entitled to receive up to an additional 5,112,396 shares of Common Stock upon any such conversion of the Note after such date.

Falk and Priddy, by virtue of their status as managing members of ComVest III Partners (the general partner of ComVest), may be deemed to have indirect beneficial ownership of the shares of the Common Stock beneficially owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a condition to the making of the loans to the Issuer, TCI and PSB described under Item 4, the Warrant issued to ComVest on May 23, 2007 to purchase up to 8,621,032 shares of Common Stock (as adjusted for the reverse stock split), was amended. Accordingly, the response to Item 6 with respect to the Warrant is hereby amended as follows:

Warrant

  The Warrant has a term of three years and is exercisable in whole or in part at any time after the Closing at an exercise price of $0.01 per share with respect to one-half, or 4,310,516 of the warrant shares, and at a price of $1.62 with respect to the balance, or 4,310,516 of the warrant shares, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. ComVest has the right to require the Issuer to redeem the warrant shares that are exercisable at $1.62 per share at $0.50 per share at any time on or after the earlier of (i) March 31, 2009, (ii) the occurrence of a sale of (a) TCI, (b) PSB or (c) a business trust (if any) formed to hold the stock of TCI and PSB and each subsidiary (if any) thereof or (iii) the date all debt obligations under the Second Amended and Restated Credit Agreement among the Issuer and its subsidiaries and Harris N.A., as amended, the Loan Agreement, the Credit Agreement or the Note are required to be paid to ComVest. Cashless exercise is permitted.

  A copy of Amendment No. One to the Warrant, dated December 31, 2007 (the “Warrant Amendment”), is incorporated herein by reference as Exhibit 3 and the description herein of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Loan Agreement, dated December 31, 2007, between ComVest Investment Partners III, L.P. and EVCI Career Colleges Holding Corp.

Exhibit 2	Revolving Credit Agreement, dated December 31, 2007, among ComVest Investment Partners III, L.P., Technical Career Institutes, Inc. and Pennsylvania School of Business, Inc.

Exhibit 3	Amendment No. One to Warrant to Purchase Common Stock of EVCI Career Colleges Holding Corp. dated December 31, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008	ComVest Investment Partners III, L.P.

By: ComVest III Partners LLC, its general partner

By: /s/ Michael S. Falk
Name: Michael S. Falk
Title: Managing Member

Dated: January 3, 2008	ComVest III Partners LLC

By: /s/ Michael S. Falk
Name: Michael S. Falk
Title: Managing Member

Dated: January 3, 2008	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: January 3, 2008	/s/ Robert L. Priddy
Robert L. Priddy, individually

EXHIBIT INDEX

Exhibit 1	Loan Agreement, dated December 31, 2007, between ComVest Investment Partners III, L.P. and EVCI Career Colleges Holding Corp.

Exhibit 2	Revolving Credit Agreement, dated December 31, 2007, among ComVest Investment Partners III, L.P., Technical Career Institutes, Inc. and Pennsylvania School of Business, Inc.

Exhibit 3	Amendment No. One to Warrant to Purchase Common Stock of EVCI Career Colleges Holding Corp. dated December 31, 2007.

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of EVCI Career Colleges Holding Corp. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: January 3, 2008	ComVest Investment Partners III, L.P.

By: ComVest III Partners LLC, its general partner

By: /s/ Michael S. Falk
Name: Michael S. Falk
Title: Managing Member

Dated: January 3, 2008	ComVest III Partners LLC

By: /s/ Michael S. Falk
Name: Michael S. Falk
Title: Managing Member

Dated: January 3, 2008	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: January 3, 2008	/s/ Robert L. Priddy
Robert L. Priddy, individually